EXHIBIT 99.15

NEWS RELEASE DATED APRIL 8, 2010

T A S M A N   M E T A L S   L T D

Strategic Metals	Strategic Locations

News Release	8th April 2010

TASMAN EXPANDS RARE EARTH ELEMENT PORTFOLIO WITH THE BASTNAS PROJECT, SWEDEN

Historic Sampling Discovered High Grade REE’s with Gold

Vancouver, Canada – Tasman Metals Ltd. (“Tasman” or the “Company”) (TSXV – TSM; Frankfurt – T61). Mr Mark Saxon, President and CEO, announces that the Company has signed a binding “Option and Joint Venture Agreement” to acquire a 90% interest in the Bastnas rare earth element (REE) project in south central Sweden.  The project vendor is an arms-length Swedish geological consulting group (the “Vendor”) who will provide future technical assistance to Tasman.  The project area is contained within the adjoining Algtorp nr 4 and Algtorp nr 5 exploration permits, totaling of 915 hectares which lie within the Bergslagen mining district approximately 150 km west northwest of Stockholm (see Figure 1).

The mines of the Bastnas region have been known in literature since 1692, and have played a pivotal role in the history of REE’s.  The rare earth element cerium was first described in 1803 at Bastnas by Swedish chemists Jons Jakob Berzelius and Wilhem Hisinger.  In 1839 Swedish scientist Carl Gustav Mosander was the first to extract the cerium and lanthanum in their metallic forms from Bastnas-sourced minerals.  Furthermore, several of the most economically important rare earth minerals were first discovered at Bastnäs including bastnasite, cerite and tornebomite.

From 1860 to 1919, high grade cerium and lanthanum ores were mined intermittently from the Cerite mine at Bastnas.  During the Second World War further was cerium extracted from waste dumps around the project area.  In addition to the REE’s, the Bastnas/Riddarhyttan ore field has been mined regularly for iron ore and explored for copper.  The REE rich minerals occur mainly in an amphibole rich alteration assemblage adjacent to the iron oxide mineralization, together with copper, molybdenum, bismuth and locally gold mineralization.

“There are few places in the world more synonymous with rare earth elements than Bastnas, and we are certainly pleased to have secured this project for Tasman.  Bastnas is one of the true homes of the REE’s with key metals and minerals having been named for discoveries in the area.  Bastnasite, the main ore mineral at all REE projects globally, originates from the area secured by Tasman under this Agreement” said Mark Saxon, Tasman’s President & CEO.

Despite the long known abundance of REE minerals in the area, little modern exploration has focused on the discovery of these metals.  In the 1980’s and early 1990’s the Swedish state owned company SGAB undertook gold and base metal exploration, when new REE occurrences were discovered.  These results were never followed up however, and few samples were ever assayed for REE’s.  To the best of Tasman’s knowledge, no drilling has ever focused on REE targets.  In the late 1970’s a greater than 2 km long exploration drive was dug from the Backegruvan iron mine in the south of the claims towards the northwest, seeking additional iron and copper resources.  The data from this exploration drive is available to Tasman.

Analyses from the project available to Tasman are sourced from open file public data, taken by SGAB during 1986 and 1990.  Results provided below are from a series of grab samples from mine dumps across the project.  While the set of REE data is incomplete, they indicate the tenor of mineralization, elevated in both the heavy and the light REE’s.  In addition to the high REE values, of note are the regularly elevated Au values.  Samples were assayed within the laboratories of the Swedish Geological Survey, using XRF and ICP techniques and applying best practices of the day.

SAMPLE	TREO	Au	La2O3	Ce2O3	Nd2O3	Y2O3	Sm2O3	Eu2O3	Gd2O3	Dy2O3	Ho2O3	Er2O3	Yb2O3	Lu2O3
	%	ppm	%	%	%	%	%	ppm	ppm	Ppm	ppm	ppm	ppm	ppm
BBAC86507	5.57	8.69	1.27	2.35	1.29	0.20	0.18	243	1608	561	88	142	59	5
BBAC86508	4.26	0.81	0.91	1.82	0.94	0.22	0.14	174	1244	607	97	167	78	7

HEAD OFFICE: Suite 1305 – 1090 West Georgia Street Vancouver, BC V6E 3V7 CANADA	TSXV:TSM www.tasmanmetals.com info@tasmanmetals.com	EUROPEAN OFFICE: Kyrkgatan 41 BODEN 961 35 SWEDEN

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SAMPLE	TREO	Au	La2O3	Ce2O3	Nd2O3	Y2O3	Sm2O3	Eu2O3	Gd2O3	Dy2O3	Ho2O3	Er2O3	Yb2O3	Lu2O3
	%	ppm	%	%	%	%	%	ppm	ppm	Ppm	ppm	ppm	ppm	ppm
BBAC86509	7.92	6.26	1.71	3.30	1.71	0.44	0.27	307	2674	1163	190	331	133	12
BBAC86510	14.77	6.14	3.50	6.66	3.30	0.36	0.43	350	3373	1082	173	251	86	8
BBAC86512	17.47	1.40	5.01	8.40	3.33	0.12	0.32	299	2025	340	84	104	35	4
BBAC86524	5.72	0.60	2.00	3.60		0.12
BBAU90113	2.04	0.60	1.60			0.44
BBAU90170	1.82	0.07	1.74			0.08
BBAA86085	3.43	0.20	1.05	2.30		0.08
BBAA86090	6.74	0.20	2.02	4.60		0.12

For Tasman to acquire and maintain its Option to earn a 90% Joint Venture interest in the Bastnas Property, the Company must pay the Vendor a total of SEK 1,365,000 (approximately CA$ 140,000) over a period of 5 years including SEK 260,000 (approximately CA$ 37,000) in the first year.  The remaining 10% of the project may be exchanged for a 2% Net Smelter Return royalty ("NSR") on production from the Property, should the Vendor choose not to be a contributing partner once Tasman achieves its 90% ownership.  This NSR may be purchased by Tasman for SEK 6,500,000 (approximately CA$ 902,000).

Mark Saxon, Tasman’s President & CEO stated “The history of the Bastnas site combined with the high grade sampling results and association with gold are very encouraging for a new project that has not been systematically explored.  Our team is now compiling the historic data from the area to assist in our exploration activity in the coming summer field season.”

Sweden is the home of REE’s, many of which were first discovered in a quarry in the village of Ytterby, near Stockholm.  REE consumption is growing, being essential in the production of hybrid/electric cars, solar panels, wind turbines, compact fluorescent lighting, high-energy magnets, mobile phones and computers.  Tasman hold numerous claims and claim applications across mining friendly regions in Scandinavia with potential for REE’s, and is well placed as the European Union is actively supporting policies to promote the domestic supply of REE’s to secure high-tech industry.

For more information regarding rare earth elements, see the Rare Metal Blog at www.treo.typepad.com/raremetalblog or Resource Stock Digest at http://strategicmetalstocks.resourcestockdigest.com/.

On behalf of the Board, "Mark Saxon" Mark Saxon, President & CEO
Investor Information
www.tasmanmetals.com
1305 – 1090 West Georgia St., Vancouver, BC, V6E 3V7
Company Contact: Mariana Bermudez +1 (604) 685 9316
Investor Relation Consultants - Mining Interactive
Nick Nicolaas +1 (604) 657 4058
Email: info@tasmanmetals.com

The qualified person for the Company's exploration projects, Mark Saxon, President and Chief Executive Officer of Tasman and a member of the Australasian Institute of Mining and Metallurgy and Australian Institute of Geoscientists, has reviewed and verified the contents of this release.

Neither the TSX Venture Exchange, its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), nor the Frankfurt Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.

Forward Looking Statements. This Company news release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events.  Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.

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Figure 1: Location of Tasman Metals Ltd’s Bastnas project
Bastnas project, Sweden

Sweden
International boundary
National capital
Railroad
Road
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0 50 100 Miles
NORWAY
SOVIET UNION
FINLAND
DENMARK
SOVIET UNION
Norwegian Sea
Gulf of Bothnia
Gulf of Finland
ALAND ISLANDS
Baltic Sea
North Sea
Skagerrak
Kattegat
Gotland
Öland
VESTERÅLEN
LOFOTEN
Harstad
Narvik
Kiruna
Malmberget
Jokkmokk
Arctic Circle
Bodø
Mo
Mosjøen
Sandnessjøen
Boden
Luleå
Piteå
Storuman
Skellefteå
Lycksele
Vilhelmina
Namsos
Steinkjer
Umeå
Örnsköldsvik
Trondheim
Storsjön
Östersund
Molde
Ålesund
Åndalsnes
Härnösand
Ånge
Sundsvall
Hudiksvall
Mora
Falun
Dalälven
Gävle
Borlänge
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The United States Government has not recognized the incorporation of Estonia, Latvia, and Lithuania into the Soviet Union.
Base 800358 (A04937) 6-86

Bastnas project, Sweden